SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

EMPEIRIA ACQUISITION CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Common Stock, par value $0.0001

(Title of Class of Securities)

29158Y104

(CUSIP Number of Class of Securities)

Alan B. Menkes

Chief Executive Officer

142 West 57th Street, 12th Floor

New York, New York 10019

(212) 887-1150

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Boris Dolgonos

Jones Day

222 East 41st Street

New York, New York 10017

(212) 326-3939

(212) 755-7306 (fax)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$56,304,000	$7,680

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 5,520,000 shares of outstanding common stock of Empeiria Acquisition Corp., par value $0.0001 per share, at the tender offer price of $10.20 per share.
**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $136.40 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,680	Filing Party: Empeiria Acquisition Corp.
Form or Registration No.: Schedule TO-1	Date Filed: October 19, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 133-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

-i-

SCHEDULE TO

INTRODUCTION

This Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) is being filed by Empeiria Acquisition Corp., a Delaware corporation (“EAC” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 5,520,000 shares of its common stock, par value $0.0001 per share (“Common Shares”), at a price of $10.20 per share, net to the seller in cash, without interest for an aggregate purchase price of up to $56,304,000. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase, dated October 19, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). The Offer expires at 12:00 Midnight, New York City time, on Thursday, November 15, 2012, unless the Offer is extended. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Exchange Act.

This Amendment No. 2 to Schedule TO amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission on October 19, 2012, as amended by Amendment No. 1 to Schedule TO filed on October 26, 2012. This Amendment No. 2 to Schedule TO should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, as the same may be amended hereafter and filed with the Securities and Exchange Commission.

This Amendment No. 2 to Schedule TO amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein.

Item 11. Additional Information.

(c) Other Material Information.

Item 11(b) is hereby amended and supplemented by adding the following:

On November 9, 2012, EAC issued a press release announcing an investor conference call related to the proposed merger between EAC and Integrated Drilling Equipment Company Holdings Inc. A copy of the press release is filed as Exhibit (a)(1)(I) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

Exhibit Number	Description

(a)(1)(I)*	Press release, dated November 9, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPEIRIA ACQUISITION CORP.

By:	/s/ Alan B. Menkes
Alan B. Menkes
Chief Executive Officer

Date: November 9, 2012

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INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated October 19, 2012.

(a)(1)(B)	Letter of Transmittal To Tender Common Shares.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(F)	Press Release, dated October 19, 2012 (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by Empeiria Acquisition Corp. on October 19, 2012).

(a)(1)(G)	Joint press release, dated October 19, 2012.

(a)(1)(H)	Investor Presentation (October 26, 2012).

(a)(1)(I)*	Press release, dated November 9, 2012.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of October 19, 2012, by and among Empeiria Acquisition Corp., IDE Acquisition Co., LLC, Integrated Drilling Equipment Company Holdings Inc. (“IDE”), and Stephen Cope, as representative of IDE’s stockholders (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by Empeiria Acquisition Corp. on October 19, 2012).

(d)(2)	Form of Registration Rights Agreement.

(d)(3)	Form of Lock Up Agreement.

(d)(4)	Amended and Restated Employment Agreement between IDE and Stephen Cope.

(d)(5)	Amended and Restated Employment Agreement between IDE and Eric Storm.

(d)(6)	Employment Agreement between IDE and Richard Dodson.

(d)(7)	Amended and Restated Employment Agreement between IDE and Anthony Beebe.

(d)(8)	Form of Voting Agreement.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

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